SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 1)

                                   ElderTrust
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    284560109
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                December 31, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                  [ ] RULE 13d-1(b)
                  [X] RULE 13d-1(c)
                  [ ] RULE 13d-1(d)

CUSIP No. 284560109                 13G                        Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     North Star Partners, L.P.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          569,200 Shares
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            569,200 Shares
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     569,200 Shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     7.6% of Common Stock
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________

CUSIP No. 284560109                 13G                        Page 3 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Andrew R. Jones
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           11,300 Shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          569,200 Shares
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         11,300 Shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            569,200 Shares
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     580,500 Shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     7.8% of Common Stock
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

ITEM 1(a).        Name of Issuer:

                  ElderTrust

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  2711 Centerville Road, Suite 108, Wilmington, Delaware 19808

ITEM 2(a).        Names of Persons Filing:

                  North Star Partners, L.P. ("North Star")
                  Andrew R. Jones ("Jones")

ITEM 2(b).        Address of Principal Business Office Or, If None, Residence:

                  61 Wilton Road, Westport, CT 06880

ITEM 2(c).        Citizenship:

                  North Star Capital is a Delaware Limited Partnership Jones is a citizen of the United States

ITEM 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

ITEM 2(e).        CUSIP Number:  284560109

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is: None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4.           Ownership:

                  (a)   Amount beneficially owned by all reporting persons:
                        580,500 shares

                  (b)   Percent of class: 7.8 % of Common Stock

                  (c)   Number of shares as to which the reporting persons have:

                        (i) sole power to vote or to direct the vote: 11,300 shares

                        (ii)  shared power to vote or to direct the vote:
                              569,200 shares

                        (iii) sole power to dispose or to direct the
                              disposition: 11,300 shares

                        (iv) shared power to dispose or to direct the disposition: 569,200 shares

ITEM 5.           Ownership of five percent or less of a class.

                  Not applicable.

ITEM 6. Ownership of more than five percent on behalf of another person.

                  Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

                  Not applicable.

ITEM 8.           Identification and classification of members of the group.

                  None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 9.           Notice of dissolution of group.

                  Not applicable.

ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  February 12, 2003

                                   NORTH STAR PARTNERS, L.P.


                                   By: /s/ Andrew R. Jones
                                       -----------------------------------------
                                       Andrew R. Jones, General Partner


                                   /s/ Andrew R. Jones
                                   ---------------------------------------------
                                   Andrew R. Jones, Individually